FULL-YEAR RESULTS PRESENTATION

FOR THE YEAR ENDED JUNE 30, 2023

October 2, 2023



TEMBO
100% ELECTRIC
VIVOPOWER

Certified B Corporation

Disclaimer

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. Forward-looking statements may include for example statements about potential revenue from electric utility vehicle ("EUV"), distribution agreements, future market outlooks, the benefits of the events or transactions described in this communication and the expected returns therefrom, information regarding the future economic performance and financial condition of the Company, the plans and objectives of the Company's management, and the Company's assumptions regarding such performance and plans. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of renewable energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; (f) our ability to successfully expand our e-LV and sustainable energy solutions ("SES") offerings and gain market acceptance of our offerings; and (g) other risks discussed in filings we make with the Securities and Exchange Commission ("SEC") from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated or not at all. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, is not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted (Underlying) EBITDA to net income/(loss), see slide 7. For a reconciliation of Group Adjusted (Underlying) EPS ("Earnings per Share") to Basic EPS, see slide 8.

Executive Summary | Improved group EBITDA & EPS loss per share, strong Tembo momentum

Revenue	• Full-year revenue[1] decreased by $7.4m or 33% year-on-year ("y-o-y") to $15.1m. This was primarily attributable to delays in project delivery across Aevitas Solar & Kenshaw Critical Power, consistent Tembo revenues and the effect of FX rates • On a constant AUD/USD FX rate basis, revenue decreased y-o-y by $6.2m or 28% to $16.2m
Gross Profit	• Gross profit[1] ("GP") decreased by $2.5m y-o-y to a $(2.3)m, including $(3.9)m of specific "black swan" weather driven cost overruns on the Edenvale solar project (due to once in a generation rainfall leading to damage of completed project works and delays in execution), having a more significant impact than COVID-19 lockdowns and impact on supply chain in the prior year. Excluding one-off cost overruns, GP was $1.6m • GP margin declined to (15)% versus 1% for FY2022. However, GP margin adjusted for one-off cost overruns increased to 10.5% in FY2023, from 9.5% in the prior year, reflecting increased focus on high margin service revenues in Kenshaw Critical Power business unit
EBITDA & EPS	• Adjusted EBITDA[1,2] loss improved by 37% to $(5.7)m versus $(9.1)m in the prior year, operating loss for continuing operations improved to $(11.3)m versus $(14.5)m for FY22. Loss due to FX, reduced revenues in Australia, Edenvale solar project weather driven cost overruns and fiscal provisions • Adjusted EPS loss reduced by 37% to ($0.58) per share from ($0.92) per share; basic EPS loss also improved to ($0.82) from ($1.03) loss
Cash Balance	• Cash balance decreased from $1.3m as of June 30, 2022 to $0.6m as of June 30, 2023. On a pro-forma basis, inclusive of earnout proceeds from the J.A. Martin ex-solar sale, initial cash investment received from UAE private investment office and loans from AWN Holdings, cash balance was $2.8m • Balance sheet was also partly de-risked through extension of principal repayment and deferred interest payment date on AWN Holdings ("AWN") loans to 1 April 2025 • Cash invested during FY23 was primarily for Tembo R&D, testing and production readiness
Key Strategic Developments	• Tembo increased order and commitment book by 160% from 5,000 kits to 13,000 kits (excluding MOUs) during FY2023 • Tembo upscaled engineering team in the Netherlands, UK and Australia, doubling cumulative direct EV experience to over 100 years • Strategic direct investment into Tembo secured reflecting a $120m pre-money valuation • Post balance date, Tembo has entered into a definitive JV agreement with E-Francisco Motors (Francisco) to electrify the iconic jeepneys of the Philippines. Francisco has a pipeline of 37,000 jeepneys for which Tembo will provide the EV drivetrains

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Notes:
(1) Revenue, gross profit, operating losses and EBITDA refer to continuing operations only
(2) For reconciliation of Adjusted EBITDA to IFRS net loss, see page 7.

VIVOPOWER

FY23 Key Developments | Significant strategic & operational progress for Tembo

Key achievements included securing strategic investment from UAE and definitive agreements with ETC, Ulti-Mech and Fourche Maline

Year	Date	Announced	Comments & Updates
2022	July	Sale of JA Martin ex-Solar	J.A. Martin ex-Solar business and NDT business sold to ARA
		Capital markets transaction completed	Registered direct offering with gross proceeds of c.$5.5 million
	August	Executed MOU with a Jordanian SOE	Announcement of MOU with State Owned Enterprise (SOE) in Jordan to distribute 1,000 Tembo EUV kits
	September	Conducted training for GHH	Technical and operational training for the employees of Tembo's distribution partner GHH, a global mining solutions provider
	November	Secured distribution deal with ETC for Kenya	Definitive Agreement with Energy Trading Company (ETC) Mauritius to sell at least 4,000 Tembo EUV kits in Kenya
		Entered supply agreement with Evolution	Supply Agreement with Evolution Group for full fleet electrification of up to 500 vehicles for traffic management in Australia/NZ
		Launched new Tembo logo and website	Launched new Tembo brand and website
2023	January	Conducted test drive of new unit with Accès	Accès, distribution partner to Tembo in Canada, tested Tembo's new generation of EUV23 and placed additional orders
	February	Secured distribution deal with Ulti-Mech	Definitive Agreement for at least 1,000 Tembo kits with Ulti-Mech, a key mining service provider in Western Australia
	March	Executed MOU with Indonesia's Petrosea	Announcement of MOU with Petrosea, a leading oil & gas services provider in Indonesia, to distribute 2,000 Tembo EUV kits
	May	Entered distribution agreement with Vital EV	VivoPower partnered with Vital EV, a UK-based charging solutions provider, to distribute Kempower charging stations globally
	June	Entered MOU with AL TAIF in the UAE	MOU with AL TAIF, the UAE's leading provider of MRO services for military, spanning distribution, R&D, training and assembly operations in the UAE
		Secured partnership in Ghana	Definitive Agreement to sell 2,500 Tembo kits across 5 years with Fourche Maline, a Ghanaian engineering and services company
		Secured strategic investment from UAE	US$2.5m investment at US$120m valuation from private investment office backed by member of ruling Al Maktoum family

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VIVOPOWER

Team | Increased Tembo engineering headcount, doubling cumulative EV experience

Leadership Team


Kevin Chin
Executive Chairman and CEO


Gary Challinor
Chief Operating Officer


Philip Wray
Group Finance Director


Jacqui Johnson
Group People and Culture Director


Matthew Nestor
Director, Head of Global Partnerships


Jean Diego Banon
Director, Head of Corp. Development


Adam Malcolm
Managing Director, Aevitas Kenshaw

Board of Directors


Kevin Chin
Executive Chairman and CEO


Peter Jeavons
Senior Independent Director


Michael Hui
Non-Executive Director


Gemma Godfrey
Non-Executive Director


William Langdon
Non-Executive Director

Advisory Council


Eric Achtmann


Kim Lawrence


Edward Hyams


Chris Mallios


Hugh Durrant-Whyte


Eduardo Nebot

HR Strategy

Orientate team capabilities to operations, product, engineering, assembly and SES[1]

Strengthen safety, quality, development and testing capabilities, as well as packing, delivery and training in Tembo

Enhance onboarding and process automation

Engineering Capability

Since 1 July 2022, a total of 15 full time engineers have been recruited for Tembo, with background and direct electric vehicle (EV) experience from companies like Tesla, Rivian, Toyota, Riccardo and others

In addition, a number of dedicated engineering advisers have been engaged with world class expertise in battery technology assembly and manufacturing, packaging, charging, V2X and microgrids

As a consequence, the cumulative total direct EV experience of the team has doubled to over 100 years

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Notes:
(1) Sustainable Energy Solutions.

VIVOPOWER

VivoPower's Impact | Among best B Corps & global impact leadership recognised again

VivoPower has retained its B Corp Certification and ranked among the top impact companies globally for the 3rd year in a row

Certified B Corporation

B Corporation accreditation achieved and maintained since 2018

Part of a global movement of people using business as a force for good

Best for the World 2022 Governance

Named one of the best B Corps for Governance by B Lab UK. VivoPower's score for the category was among the top 10% of B Corps during this year's B Impact Assessment

Real Leaders Impact Awards 2023

Real Leaders Impact Awards 2021

Real Leaders Impact Awards 2022

Recognised for the 3rd straight year after debuting on the 2021 Impact Awards list

Ranked in top 20 in the Construction, Energy, and Facilities category in the Real Leaders Impact Awards 2023

Ranked alongside companies like Tesla and Patagonia

TMA Turnaround/Transaction of the Year Award Winner

Turnaround/Transaction of the Year Award Winner 2020

Global <$50m Revenue Category

Fast Company World Changing Ideas 2022

Fast Company World Changing Ideas 2022 – Honourable mention in General Excellence

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VIVOPOWER

Profit and Loss Summary for the Year Ended June 30, 2023

Profit & Loss (US$m – except where indicated otherwise)	FY2023	FY2022	Comments
Revenue			
Aevitas Critical Power (including Solar) [1]	13.6	21.0	Decrease primarily attributable to timing of project execution across Aevitas Solar and Kenshaw Critical Power
Tembo EV	1.5	1.5	Consistent revenues with focus on planning and optimising for scaleup assembly and production
Vivo SES	-	-	Revenues to develop in tandem with Tembo rollout
Group Revenue [1]	**15.1**	**22.4**	Decrease due primarily to Kenshaw Critical Power and FX rates
Group Gross Profit (Loss) [1]	**(2.3)**	**0.3**	Impact of lower revenues and margins on Aevitas Solar projects and $3.9m one off cost overruns on Edenvale solar project due to extreme weather events
Group Gross Profit (Loss) – Recurring [1,2]	**1.6**	**2.1**	GP margin adjusted for non-recurring cost of sales overruns increased to 10.5% in FY2023, from 9.5% in the prior year, reflecting increased focus on high margin service revenues in Kenshaw
Group Adjusted (Underlying) EBITDA [1,3]	**(5.7)**	**(9.1)**	$3.4m improvement (despite reduction in revenues, gross profit) reflects lean management ethos and focus
Restructuring & other non-recurring costs	(2.1)	(0.4)	Current period relates to fiscal provisions. Prior period included Tembo acquisition expenses & litigation costs
Cost of sales – non-recurring events	(3.9)	(1.9)	$3.9m impact of extreme weather on Edenvale, versus $1.9m impact of COVID-19 lockdowns in prior period
Net finance income, expense & tax	(6.8)	(6.5)	Year over year movement comprises $3.0m reduction in net FX losses offset by $0.5m increase in interest expense on shareholder loans and by $2.5m decrease in income tax credit
Non-cash equity remuneration, depreciation	(1.7)	(3.5)	$1.8m decrease in equity incentives
Group Loss after tax [1]	**(20.1)**	**(21.4)**	Improvement driven by $3.4m EBITDA improvement, $3.0m net foreign exchange improvement, $1.8m reduction in non-cash equity compensation, offset by $3.7m increase in non-recurring events, $0.5m interest increase and $2.5m lower tax gain
Group Basic EPS [1]	**($0.82)**	**($1.03)**	
Group Adjusted (Underlying) EPS [1,4]	**($0.58)**	**($0.92)**	

Notes:
Numbers may not compute precisely due to rounding.
(1) Continuing operations.
(2) Adjusted for non-recurring cost of sales overruns.
(3) Adjusted (Underlying) EBITDA = Earnings before interest, taxes, depreciation and amortization, non-cash-based share compensation, impairment of assets, impairment of goodwill, and restructuring and other non-recurring costs. See the reconciliation of non-IFRS measures on the next page.
(4) Adjusted (Underlying) EPS = Earnings per share adjusted for restructuring and other non-recurring costs and cost of sales - nonrecurring. See the reconciliation of non-IFRS measures on the page after next.

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VIVOPOWER

Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures

	For Year Ended	
Non-IFRS Financial Measures (US$m)	**June 30, 2023**	**June 30, 2022**
Net after-tax loss from continuing operations	**(20.1)**	**(21.4)**
Income tax expense	0.5	(2.0)
Foreign exchange gains and losses	1.6	4.9
Net finance expense/(income)	4.6	3.5
Share-based compensation (non-cash portion)	0.1	1.9
Restructuring and other non-recurring costs	2.1	0.4
Depreciation and amortization	1.6	1.6
Cost of sales - nonrecurring	3.9	1.9
Adjusted (Underlying) EBITDA	**(5.7)**	**(9.1)**

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Notes:
Numbers may not compute precisely due to rounding.

VIVOPOWER

Reconciliation of Adjusted (Underlying) Earnings per Share to IFRS Financial Measures

Non-IFRS Financial Measures (US$m – except where indicated otherwise)	For Year Ended June 30, 2023	For Year Ended June 30, 2022
Net after-tax loss from continuing operations for the period	**(20.1)**	**(21.4)**
Restructuring & other non-recurring costs	2.1	0.4
Cost of sales - non-recurring costs	3.9	1.9
Adjusted (underlying) net after-tax loss from continuing operations for the period	**(14.2)**	**(19.1)**
Weighted average number of shares used in computing earnings per share (shares)	*24,672,206*	*20,721,701*
Group basic EPS from continuing operations ($ per share)	($0.82)	($1.03)
Restructuring and other non-recurring costs ($ per share)	$0.08	$0.02
Cost of sales - non-recurring costs ($ per share)	$0.16	$0.09
Group adjusted (underlying) EPS from continuing operations ($ per share)	**($0.58)**	**($0.92)**

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Notes:
Numbers may not compute precisely due to rounding.

VIVOPOWER

Balance Sheet Summary as at June 30, 2023

Balance Sheet (US$m)	June 30, 2023	June 30, 2022	Comments
Project investments	24.5	21.3	$3.2m increase mainly comprises intangible development costs of $0.4m in Caret and $3.8m in Tembo, offset by the amortization for the year
Other non-current assets	26.6	26.7	Movement pertains to currency revaluation of goodwill
Unrestricted cash	0.6	1.3	Reflects operating cash outflow for Tembo growth and operating expenses for Critical Power Services business unit
Other current assets	9.7	20.4	$10.7m decrease is mainly due to the disposal of assets classified as held for sale relating to the J.A. Martin ex-Solar business of $8.2m in FY22
Total Assets	**61.4**	**69.7**	
Current loans & borrowings	(2.4)	(5.1)	Decrease of $2.7m comprises primarily of shareholder loans reclassified to noncurrent due to update in terms (from major shareholder, AWN Holdings Limited)
Long-term loans & borrowings	(30.0)	(23.5)	Increase of $6.5m mainly attributable to the reclassification of loans to noncurrent and additional bridging facilities obtained during the year totalling $7.0m. This was offset by the decrease in other borrowings following JAM ex-solar sale
Other liabilities	(25.3)	(19.4)	Increase of $5.9m is mainly attributable to non-current accrued interest and fees of $6.4m on shareholder loans and $1.2m fiscal provision offset by an increase in liabilities due to $2.5m shares to be issued
Total Liabilities	**(57.7)**	**(48.0)**	
Net Assets	**3.7**	**21.6**	Decrease primarily due to losses incurred in the period
Net Debt [1]	**31.8**	**27.3**	Increase primarily due to the increase in shareholder loans to finance operating needs and investment for growth

Notes:
(1) Equals current and non-current debt obligations less unrestricted cash.
Numbers may not compute precisely due to rounding.

Tembo | Momentum in commercial & operational progress and new e-Jeepney growth vector

Tembo is VivoPower's electric vehicle unit focused on fleet EV conversion for sectors such as mining, government agencies and public transport

Business overview	• Tembo is a Netherlands-based, specialist battery-electric and off-road vehicle company that designs and builds ruggedised electric utility vehicle (EUV) solutions for customers across the globe in the mining, infrastructure, utilities, government services, public transport, game safari and humanitarian aid sectors • VivoPower relocated Tembo's base in Eindhoven, Netherlands to new expanded facilities (commissioned in June 2022)
FY23 review	• First version of EUV23 platform available since December (material upgrade on previous generation 28 kWh battery platform) and tested extensively • Distribution partner network expanded with 10,000+ additional kits in the commitment and order book pipeline, reaching 15,000+ in full year period • Entry into second hand vehicles (ETC in Kenya) and on-road (Evolution in Australia and New Zealand) segments expands addressable market considerably • Talent pool still increasing with experts in their fields recruited: Eduardo Nebot in Advisory Council, Choon Lim as Senior Engineering Director • MOU with Al Taif spanning distribution of conversion kits, R&D, training in electric mobility and high voltage, local assembly in UAE
FY24 outlook	• Landmark agreement with Francisco Motors on Jeepneys electrification in the Philippines (with Francisco Motors having a pipeline of 37,000 jeepneys) • Full production release of the EUV23 vehicle kits slated for late CY2023 with new orders delivered to partners/customers • Ramp-up in production of EUV23 kits and Tembo Academy rollout

MAJOR MILESTONES SUPPORT SALES PIPELINE AND R&D

Nov 2022	Jan 2023	Feb 2022	Jun 2023
Distribution deal in Kenya with ETC Mauritius	Test drive of new vehicle with Accès Canada	Distribution deal with Ulti-Mech in Western Australia	Distribution deal with Fourche Maline in Ghana
4,000 EUV kits	New generation EUV	1,000 EUV Kits	2,500 EUV Kits

GLOBAL DISTRIBUTION NETWORK EXPANDED WITH 15,000+ PIPELINE


Key:
FY21 – Accès
FY22 – Bodiz
FY22 – GHH
FY23 – Jordan SOE*
FY23 – ETC
FY23 – Evolution
FY23 – Ulti Mech
FY23 – Petrosea*
FY23 – Fourche Maline
FY23 – AL TAIF*

Note: * Memorandum of Understanding (MOU)

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VIVOPOWER

Aevitas | H1 performance impacted by adverse weather, but strong recovery in H2 to continue

The Aevitas businesses in Australia deliver specialised, site-specific electrical and power generation solutions to optimise energy usage

Business overview	• As at June 30, 2023, Aevitas comprised the Kenshaw Electrical and Aevitas Solar businesses, headquartered at Newcastle in New South Wales • J.A. Martin ex-Solar and NDT Services (a non-core unit of Kenshaw) were sold on July 1, 2022 to enable refocus on growth opportunities including renewable critical power and electrical services for solar projects • The Aevitas businesses have several core competencies, encompassing a range of electrical and mechanical services. They are also responsible for delivering electrical services and infrastructure to support VivoPower's EV and SES offerings, including on-site renewable generation, batteries and microgrids, EV charging stations, and emergency backup power solutions
FY23 review	• One-off $3.9m weather related loss on Edenvale solar project due to record high rainfall's effect on project works leading to delayed completion and higher costs unrecoverable under unfavourable contract terms • Kenshaw focus on higher quality revenue through contracted maintenance services delivered good results with multiyear contracts entered into with key data centre, mining and mining services clients • Newly acquired AS/NZS3800 (Electrical equipment for explosive atmospheres) certification opened new line of business with strong pipeline of work expected to materially impact FY24 results
FY24 outlook	• Shift in focus to small, industrial solar opportunities with more favourable risk allocation and higher margins. Renewables continues to be a sector with a high level of activity in Australia but structural nature of risks and likely ongoing effects of climate change on utility scale projects warrant a change in strategy while maintaining exposure • Kenshaw continues renewed focus on higher quality revenue from data centre, mining and infrastructure client-base

FY2023 REVENUE BREAKDOWN FOR AEVITAS[1]


Mining & Resources, 26%
Infrastructure, 10%
Healthcare and Social Assistance, 8%
Manufacturing, 8%
Data Centre, 5%
Agriculture, 5%
Other, 13%
Solar, 26%

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Notes:
(1) Revenue breakdown on basis of invoiced revenues.
All amounts shown are unaudited.

VIVOPOWER

Vivo SES | Charging solutions partnership with Kempower, with others in progress

Vivo SES delivers sustainable energy solutions encompassing battery storage, microgrids, EV charging, battery recycling and change management

Business overview	• Focused on delivering full-suite, holistic SES to industrial customers and other large energy users comprised of three key elements: – Critical power "electric-retrofit" of customers' sites to enable optimised EV battery charging, encompassing charging stations, renewables, battery storage, and microgrids – EV battery charging solutions – EV battery reuse and recycling – EV and battery financing & leasing – Change management services – Digital twin solutions
FY23 review	• SES business unit has generated immaterial revenues but also not incurred any significant costs to date • Focus remains on expanding capabilities through partnerships and joint ventures • Definitive distribution agreement with VivoPower as distributor for Vital EV (Kempower) charging stations • Focus mainly on industrial customers (in response to inquiries) with EV transition / Change management playbook being actively developed to provide holistic solution around EV fleet transition
FY24 outlook	• Focus to remain on expanding capabilities through partnerships and joint ventures • Post balance date JV executed with Geminum, a specialist digital twin and change management company focussed on the mining sector

SES VALUE PROPOSITION



Proprietary Capabilities
Partner Network
VIVOPOWER SES
EV Charging
Microgrids
Renewable Generation
Battery Recycling
Battery Storage
Range of sectors for applications, including:
Mining
Public Transport
Agriculture
Infrastructure

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Caret | Focus on Power-to-X partnerships to vertically integrate renewable power integration

Caret's advanced-stage solar projects are of strategic value in helping to meet data centres' growing energy needs for power-to-x application

Business overview

- Diversified portfolio totalling 38 solar projects in 9 states across the US with combined potential electrical generating capacity of 1.8 GW-DC
  - 7 priority projects located throughout Texas (ERCOT) totalling 365 MW-DC being actively developed
  - 1.4 GW-DC of de-prioritised projects provide pipeline for future off-grid and/or Power-to-X opportunities
- Emphasizing value maximization by giving priority to the development of projects that are in the most advanced stages and hold strategic importance for data infrastructure developers

FY23 review

- Advanced project development and interconnection processes:
  - Renegotiated and/or extended lease options for 3 of our sites
  - Interconnection processes advanced with utilities and ISOs
- Executed on a Power-to-X strategy to unlock maximum value including behind-the-meter renewable power for energy-demanding applications, encompassing both digital asset mining and high-performance computing (HPC)
  - Originated renewed interest from digital asset miners and data centre developers seeking to vertically integrate and own their own renewable power generation

FY24 outlook

- Generative AI's emergence as the next HPC application signals a significant surge in renewable energy demands, which means Caret's solar assets are strategic
- Post balance date, executed partnership term sheet with Backbone Digital with contribution of 2 TX solar projects (365MW- DC) at $7.5m valuation

US SOLAR PORTFOLIO SUMMARY

	Total Portfolio MW-DC	VVPR % Holding	Net VVPR MW-DC
Original JV	1,844	50%	922
Current Active Projects	365	100%	365

POWER-TO-X APPLICATION (DATA CENTRE)



Caret Solar Farms
(behind the meter)
Digital Infrastructure
High Performance Computing (HPC)
Data mining
AI Computing
Graphics rendering
Drug discovery
$
$
Main Grid
Renewable solar energy powers data centre operations, with option to sell electricity to grid during high demand / high power price periods

Notes:
All amounts shown are unaudited.

FY2024 Key Objectives | Scaleup Sustainably

Deliver Tembo EV kits commitments on schedule + budget

- Deliver EUV kits for Tembo partners
- Commence development of e-Jeepneys
- Roll out Tembo Academy training and safety solutions

Continue R&D programme for Tembo and secure funding

- Progress R&D strategy and execution plan (including utility vehicle platform)
- Qualify for and secure R&D grant funding globally
- Complete microfactory modules for assembly scale-up

Expand Tembo addressable market & partnership base

- Further expand into complementary addressable markets
- Grow complementary applications beyond off-road
- Expand geographic and industry reach through JVs & partnerships

Grow Critical Power, expand capabilities & diversify customer base

- Increase focus on contractual works and maintenance service agreements
- Recruit and retain to meet increased demand
- Grow AS3800-related revenue line

Grow SES business with new capabilities and partnerships

- Grow partner network with subject matter experts
- Enhance capabilities through joint ventures
- Build SES customer and revenue pipeline

Execute on corporate initiatives to enable sustainable growth

- Secure additional strategic funding partners
- Deliver on B Corp triple bottom line objectives
- Implement sustainability & impact reporting tools

Events Post Financial Year-End | Positive Momentum into FY2024

Tembo: execution of definitive E-Jeepney JV agreement (Philippines)	• Landmark JV with E-Francisco Motors (Francisco Motors) to electrify the iconic jeepney public utility vehicles in the Philippines • Francisco Motors is the original creator of the jeepneys in 1947 and is the acknowledged leader in the industry • Francisco Motors has an initial pipeline of 37,000 jeepneys (out of a total addressable market of 200,000+ in the country)
Vivo SES: Execution of definitive JV with Geminum (Australia)	• Geminum is a digital twin and change management solutions company in Australia with extensive experience in the mining sector • JV with Geminum is part of Vivo SES strategy to partner with subject matter experts to deliver holistic solutions to customers and partners focussed on decarbonisation • Tembo and Geminum will work closely to deliver solutions to mining customers and partners in Australia and internationally
HR: Onboarded additional senior engineering and finance recruits as part of HR upscaling strategy	• Philip Wray recruited as new group Finance Director • Choon Lim recruited as Senior Engineering Director (Asia Pacific and IMEA) with additional engineers recruited to report to him • Cumulative direct EV experience of engineering team (including advisors) has now doubled
Caret: execution of term sheet with Backbone Digital	• Backbone Digital is a vertically integrated HPC and renewable energy platform company • Caret has signed a JV with Backbone Digital where it will contribute 2 of its solar projects (totalling 96.5MW-DC) at a valuation of $7.7m
Finance: secured additional financing post balance date	• Investment cash funding received from private investment office backed by a member of the ruling Al Maktoum family of Dubai • JA Martin ex-Solar divestment earnout received • Funding from major shareholder consolidated with renegotiated key terms to extend repayment timeline

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VIVOPOWER


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